Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-127843

Issuer	Oklahoma Gas & Electric Company
Ratings (Moody’s / S&P / Fitch)	A2 (stable) / BBB+ (stable) / AA- (stable)
Amount	$200,000,000
Collateral Type	Senior Unsecured Notes
Type	SEC Registered
Trade Date	January 28, 2008
Settlement Date (T+3)	January 31, 2008
Maturity	February 1, 2038
Coupon Payment Dates	Semi-annual payments on Feb 1 and Aug 1 of each year, beginning Aug 1, 2008
Coupon Record Dates	Semi-annual on Jan 15 and Jul 15
Call Structure	Make-whole call at T+ 35
Benchmark	UST 4.75% due 2/2037
Benchmark Price	107 - 18+
Benchmark Yield	4.291%
Reoffer Spread	+220 bps
Reoffer Yield	6.491%
Coupon	6.450%
Price	99.461%

Joint bookrunners	Greenwich Capital Markets, Inc. (20.0%)
BNY Capital Markets, Inc. (20.0%)
Co-manager(s)
KeyBanc Capital Markets Inc. (10.0%)
Mizuho Securities USA Inc. (15.0%)
Piper Jaffray & Co. (10.0%)
UMB Financial Services, Inc. (10.0%)
Wedbush Morgan Securities Inc. (15.0%)
CUSIP	678858BH3
ISIN	US678858BH30

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Greenwich Capital Markets, Inc. toll-free at (866) 884-2071 or BNY Capital Markets, Inc. at (800) 241-5189, attention Debt Capital Markets.